Filed pursuant to Rule 433

Registration No. 333-202110

Issuer Free Writing Prospectus dated March 5, 2015

Relating to Preliminary Prospectus Supplement dated March 5, 2015

LAM RESEARCH CORPORATION

Pricing Term Sheet

2.750% Senior Notes due March 15, 2020

3.800% Senior Notes due March 15, 2025

Issuer:	Lam Research Corporation

Title:	2.750% Senior Notes due March 15, 2020 (the “2020 Notes”) 3.800% Senior Notes due March 15, 2025 (the “2025 Notes”)

Size:	2020 Notes: $500,000,000 2025 Notes: $500,000,000

Trade Date:	March 5, 2015

Maturity:	2020 Notes: March 15, 2020 2025 Notes: March 15, 2025

Coupon:	2020 Notes: 2.750% 2025 Notes: 3.800%

Price to Public:	2020 Notes: 99.916% of face amount, plus accrued interest, if any, from March 12, 2015 2025 Notes: 99.958% of face amount, plus accrued interest, if any, from March 12, 2015

Yield to Maturity:	2020 Notes: 2.768% 2025 Notes: 3.805%

Spread to Benchmark Treasury:	2020 Notes: T+ 120 bps 2025 Notes: T+ 170 bps

Benchmark Treasury:	2020 Notes: UST 1.375% due February 29, 2020 2025 Notes: UST 2.000% due February 15, 2025

Benchmark Treasury Price and Yield:	2020 Notes: 99-02+; 1.568% 2025 Notes: 99-02; 2.105%

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2015

Optional Redemption:

2020 Notes: Prior to February 15, 2020 (one month prior to their maturity date), make-whole call at any time at the greater of a price of 100% or a discount rate of Treasury plus 20 basis points; on or after February 15, 2020, at any time at par.

2025 Notes: Prior to December 15, 2024 (three months prior to their maturity date), make-whole call at any time at the greater of a price of 100% or a discount rate of Treasury plus 25 basis points; on or after December 15, 2024, at any time at par.

Change of Control Put:	101% of the principal amount plus accrued and unpaid interest, if any

Settlement:	T+5; March 12, 2015

Ratings (Moody’s/S&P):*	Baa1/BBB

CUSIP/ISIN:	2020 Notes: 512807AM0 / US512807AM03 2025 Notes: 512807AN8 / US512807AN85

Denominations:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Format:	SEC Registered

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	Goldman, Sachs & Co. Barclays Capital Inc. Deutsche Bank Securities Inc. BNP Paribas Securities Corp. Citigroup Global Markets Inc. Mitsubishi UFJ Securities (USA), Inc.

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal by the assigning rating organization at any time. Each rating should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriters or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC High Grade Syndicate Desk at 1-212-834-4533 (collect) or Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322.

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